
November 2, 2010

Mark H. Burroughs
Chief Financial Officer
Osteotech, Inc.
51 James Way
Eatontown, NJ 07724

   Re: **Osteotech, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 8, 2010
      File No. 00-34612

Dear Mr. Burroughs:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Jeffrey Jaramillo
        Accounting Branch Chief